Exhibit 99.8

Boon Rawd Supply Chain Moves to the Cloud with NICE CXone

NICE’s purpose-built AI for CX connects disparate systems and interaction analytics throughout the APAC region to provide total visibility

Hoboken, N.J., September 17, 2024 – NICE (Nasdaq: NICE) has today announced that Boon Rawd Supply Chain Co., Ltd (BRS), Thailand's experts in supply chain solutions and logistics, customer services, and support to connect customers with brands throughout the ASEAN region, implemented NICE CXone to gain full transparency and convergence of all facets of its businesses and provide exceptional CX. The shift from on-premises to the industry-leading CXone cloud platform along with CXone Analytics has enabled BRS to use advanced insights to fully serve supply chain processes, identify cost reductions, and discover sales channel opportunities.

BRS selected CXone to enhance the customer experience with improved efficiency in time, accuracy, overall cost, and business development. The CXone platform supports BRS’s vastly diversified portfolio by providing complete visibility and comprehensive reporting fully integrated with each business area’s CRM. The addition of a complete omnichannel experience, including voice, digital, and outbound, yielded immediate results, with a 9% reduction in average handle time (AHT), a 29% reduction in callback duration, and a 58% reduction in unavailable time. NICE’s Interaction Analytics will be deployed later this year to further drive analytical insights in business decisions.

“We were looking for a vendor that would allow us complete transparency and opportunity,” said Thanawat Thaiyoo,   Customer Services and Supports Director, Boon Rawd Supply Chain Co., Ltd. “NICE CXone gives us the ability to exceed our customers’ expectations to provide superior service. Our customers expect and deserve nothing but the best.”

Darren Rushworth, President, NICE International, said, “CXone’s complete platform and purpose-built AI integrates previously disparate systems for consistent management of CX workflows. NICE’s industry-leading platform enables companies to quickly save costs and improve efficiency. We are excited to assist BRS’s transformation to provide a true omnichannel experience.”

About Boon Rawd Supply Chain Co., Ltd. (BRS)
BRS was established on July 3, 2018, with the mission of delivering over 515 million items annually. The company operates within a warehouse space of 140,000 square meters across 7 distribution points nationwide. BRS has a fleet of over 600 owned transport vehicles and additional 3,600 vehicles in its network. This extensive fleet connects the supply chain from manufacturers to wholesale and retail outlets throughout Thailand, reaching from provincial level to communities and villages. Consequently, BRS has become a comprehensive supply chain solutions and logistics provider.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.